                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of October, 2016, the percentage of shares of the LMCG Global Market Neutral Fund (the "Fund") outstanding Shares registered to National Financial Services, LLC fell to 15.07% of the Fund's total outstanding shares and thus no longer controlled the Fund as of that date.